SOMMER & SCHNEIDER LLP
                          595 STEWART AVENUE, SUITE 710
                           GARDEN CITY, NEW YORK 11530
                                  ------------

Herbert H. Sommer                                       Telephone (516) 228-8181
Joel C. Schneider                                       Facsimile (516) 228-8211

                               September 30, 2005


VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC  20549

         Attn:    Patrick Gilmore, Division of Corporation Finance

         Re:      SiriCOMM, Inc. ("SiriComm")
                  Form 10-K for the Fiscal Year ended September 30, 2004 Filed January 13, 2005
                  File No. 0-18399

Ladies and Gentlemen:

         We write this letter on behalf of SiriCOMM in response to your Letter of Comment dated September 23, 2005, relating to SiriComm's above referenced filing. Please note that we are filing herewith amendments to SiriCOMM's Form 10-KSB for the year ended September 30, 2004 and SiriCOMM's Form 10-QSB's for the quarters ended December 31, 2004, March 31, 2005 and June 30, 2005. Each of these amendments has been amended to reflect the following:

Note 5. Stockholders' Equity, page F-12
---------------------------------------

General
-------

1. SiriCOMM has reclassified the preferred stock on its balance sheet to classify it outside of permanent equity. The preferred stock is now presented outside of permanent equity and between liabilities and stockholders' equity on the balance sheet in accordance with EITF Topic D-98. Accordingly, we have amended SiriCOMM's Form 10-KSB for the year ended September 30, 2004 and each subsequent Form 10-QSB (12/31/04, 3/31/05 and 6/30/05).

2. SiriCOMM has included a line item for the cumulative dividends and accretion on its preferred stock in their computation and presentation of its net loss per share attributable to their common shareholders in its consolidated statement of operations.

3. Notwithstanding the amendments to SiriCOMM's Form 10-KSB for the year ended September 30, 2004 and subsequent 10-QSB's, SiriCOMM believes its internal controls are adequate in that information regarding the preferred stock was timely reported to management and recorded in SiriCOMM's books and records.

Securities and Exchange Commission
September 30, 2005
Page 2



         With respect to SiriCOMM's disclosure controls and procedures, management will seek advice of its auditors and counsel prior to the issuance of the Company's securities so as to determine the effects of such issuance on the Company's financial statements prior to issuance. We have amended each of the filings to add the aforementioned disclosure to the "Controls and Procedures" items in each filing.

4. We have provided a letter signed by SiriCOMM's CEO and President acknowledging that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We have carefully reviewed the Staff's comments and have set forth our responses above. We have incorporated such responses, where applicable, in our amendments to Form 10-KSB for the year ended September 30, 2004 and Form 10-QSB's for the quarters ended December 31, 2004, March 31, 2005 and June 30, 2005.

         I welcome a further discussion on any of our points addressed within this response letter. I may be reached at (516) 228-8181, ext. 22.

                                                          Very truly yours,

                                                          /s/ Joel C. Schneider

                                                          Joel C. Schneider

JCS/md
cc:  Hank Hoffman
     J. Richard Iler

                                 SIRICOMM, INC.
                         2900 Davis Boulevard, Suite 130
                             Joplin, Missouri 64804


                                                       September 26, 2005


VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC  20549

         Attn:    Patrick Gilmore, Division of Corporation Finance

         Re:      SiriCOMM Inc. ("SiriCOMM")
                  Form 10-KSB for the Fiscal Year Ended September 30, 2004 Filed January 13, 2005
                  File No. 0-18399

Ladies and Gentlemen:

         In connection with your consideration of our responses to the Staff's comments of September 23, 2005, we acknowledge that:

         o SiriCOMM is responsible for the adequacy and accuracy of the disclosure in the filing;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o SiriCOMM may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Thank you for your attention.

                                                          Very truly yours,

                                                          /s/ Henry P. Hoffman

                                                          Henry P. Hoffman
                                                          President and CEO